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UNITED STATES

ECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8 – 66784

SEC Mail Processing Section

MAR 0 2 2015

Washington DC

404

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MERIDIAN EQUITY PARTNERS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 Wall Street,   c/o Accounting and Compliance International

---

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Guttenberg   **TEL 212-668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

---

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**

X	Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JONATHAN D. CORPINA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MERIDIAN EQUITY PARTNERS, INC. as of December 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERIDIAN EQUITY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	747,301
Due from broker		353,406
Commissions receivable		337,466
Furniture, fixtures and leasehold improvements net of accumulated depreciation and amortization of $248,566 (Note 2d)		11,259
Other assets		109,908
Total assets	$	1,559,340

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses		596,370
Total liabilities		596,370

Commitments and Contingencies (Note 4)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$	50,520
Additional paid-in capital		168,000
Retained earnings		881,460
Less: Treasury stock		(137,010)
Total stockholders' equity		962,970
Total liabilities and stockholders' equity	$	1,559,340

The accompanying notes are an integral part of this statement

MERIDIAN EQUITY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 -   Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation
formed for the purpose of conducting business on the floor of the New York Stock Exchange
("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange
Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis with a
clearing broker/dealer, and promptly transmits all customer funds and securities to the
clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily kept
by a clearing broker/dealer.

Note 2 -   Summary of Significant Accounting Policies

a)   Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on
a trade date basis. Commission income and related income and expense are recorded on a
settlement date basis. There is no material difference between settlement date and trade date.

b)   Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the Company
does not pay federal or state corporate income taxes on its taxable income. Instead, the
stockholder is liable for individual income taxes on his respective share of the Company's
taxable income. The Company continues to pay New York City general corporation taxes.

c)   Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally insured
limits or where no insurance is provided. The Company has not experienced any losses in such
accounts and does not believe it is exposed to any significant credit risk on cash and cash
equivalents.

d)   Fixed Assets
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using
the straight-line methods. Organization expense is amortized over five years using
the straight-line method.

MERIDIAN EQUITY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

e)   **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements.
Those estimates and assumptions affect the reported amounts of assets and liabilities,
and the reported amounts of revenues and expenses.

f)   **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2015
and February 18, 2015, which is the date the financial statements were available to be issued,
for possible disclosure and recognition in the financial statements.

Note 3 -   Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible
Contributions to the plan, if any, are determined by the employer and come out of its
current accumulated profits. The employer's contribution for any fiscal year shall not exceed
the maximum allowable as a deduction to the employer under the provisions of the IRS
Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan as of December 31, 2014.was $3,525.

Note 4 -   Commitments

Office Lease

The Company leases its premises under a lease expiring on July 31, 2015. The
Company's minimum rental commitment, at December 31,2014 is as follows:

2015 $ 6,153

Note 5 -   **Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $790,065 which was $750,307 in excess of its required net capital of $39,758. The Company's net capital ratio was 75.48%.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Meridian Equity Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Meridian Equity Partners, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2015

MERIDIAN EQUITY PARTNERS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Meridian Equity Partners, Inc.
C/O Accounting and Compliance International
40 Wall Street Suite 1704
New York, NY 10005-1304

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Meridian Equity Partners, Inc. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the General Assessment Reconciliation (amended Form SIPC-7) for the year ended December 31, 2014, noting no exceptions;
3- Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
February 18, 2015

MERIDIAN EQUITY PARTNERS, INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	7,580,872
Additions		-
Deductions		(565,275)
SIPC Net Operating Revenues	$	7,015,597

Determination of General Assessment:

SIPC Net Operating Revenues:	$	7,015,597
General Assessment @ .0025		17,539

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2014	(7,876)	
Prior overpayment	(85)	(7,961)
Assessment Balance Due	$	9,578

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2014

SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7	$	7,580,872
SIPC Net Operating Revenues as computed above		7,580,872
Difference	$	-

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066784 FINRA DEC
Meridian Equity Partners, Inc.
C/O ACI
40 Wall Street, Suite 1704
New York, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Gettenberg 212-668-8700 Ext 23

2. A. General Assessment (item 2e from page 2) .... $ 17,539

   B. Less payment made with SIPC-6 filed (exclude interest) .... (7,876)
     July 28, 2014
            Date Paid

   C. Less prior overpayment applied .... (85)

   D. Assessment balance due or (overpayment) 9,578

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) ...... $ 9,578

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) .... $ 9,578

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Equity Partners, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of January , 20 15 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_14_
and ending __Dec 31__, 20_14_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,580,872

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   520,999

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rental Income   44,171

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 105

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)   105

       Total deductions   565,275

2d. SIPC Net Operating Revenues $ 7,015,597

2e. General Assessment @ .0025 $ 17,539

(to page 1, line 2.A.)